Exhibit 99.1

JD.com Announces First Quarter 2022 Results

Beijing, China—May 17, 2022—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter ended March 31, 2022.

First Quarter 2022 Highlights

•

Net revenues for the first quarter of 2022 were RMB239.7 billion (US$[1]37.8 billion), an increase of 18.0% from the first quarter of 2021. Net service revenues for the first quarter of 2022 were RMB35.2 billion (US$5.6 billion), an increase of 26.3% from the first quarter of 2021.

•

Income from operations for the first quarter of 2022 was RMB2.4 billion (US$0.4 billion), compared to RMB1.7 billion for the same period last year. Non-GAAP[2] income from operations increased by 32.8% to RMB4.7 billion (US$0.7 billion) for the first quarter of 2022 from RMB3.5 billion for the first quarter of 2021. Operating margin of JD Retail before unallocated items for the first quarter of 2022 was 3.6%, compared to 4.0% for the first quarter of 2021.

•

Net loss attributable to ordinary shareholders for the first quarter of 2022 was RMB3.0 billion (US$0.5 billion), compared to a net income of RMB3.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2022 was RMB4.0 billion (US$0.6 billion), as compared to RMB4.0 billion for the same period last year.

•

Diluted net loss per ADS for the first quarter of 2022 was RMB1.92 (US$0.30), compared to a diluted net income per ADS of RMB2.25 for the first quarter of 2021. Non-GAAP diluted net income per ADS for the first quarter of 2022 was RMB2.53 (US$0.40), compared to RMB2.47 for the same period last year.

•

Operating cash flow for the twelve months ended March 31, 2022 was RMB46.3 billion (US$7.3 billion), compared to RMB36.6 billion for the twelve months ended March 31, 2021. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended March 31, 2022 was RMB27.2 billion (US$4.3 billion), compared to RMB28.2 billion for the twelve months ended March 31, 2021.

•	Annual active customer accounts[3] increased by 16.2% to 580.5 million in the twelve months ended March 31, 2022 from 499.8 million in the twelve months ended March 31, 2021.

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022, which was RMB6.3393 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
3	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

“JD.com’s robust supply chain capabilities and technology-driven operating efficiency underpinned our solid performance during the quarter as we continued to deliver healthy growth amidst a challenging external environment,” said Lei Xu, CEO of JD.com. “More importantly, we are actively leveraging our core competences to support local communities and enterprises in regions affected by the latest Omicron outbreak. All of our employees are committed to fulfilling our social responsibilities and are encouraged by the deepening trust placed in us by customers and business partners. We will continue to demonstrate our resolve, resiliency and commitment to contribute to society.”

“We are encouraged to see user engagement metrics continue to improve, demonstrating our strengthened brand image and expanded consumer mindshare,” said Sandy Xu, Chief Financial Officer of JD.com. “We have been implementing disciplined financial control policies while sparing no effort to support our consumers and business partners in this challenging time. Looking ahead, we will continue to execute our business strategies and focus on delivering sustainable high-quality growth in the years ahead.”

Business Highlights

Environment, Social and Governance

•

In support of the combat against the COVID-19 in Shanghai, JD.com has transported over 80,000 tons of essential daily items in more than a month, including medicine and maternal products, and has dispatched over 4,000 couriers to support local supply operations. Additionally, over 100 JD autonomous vehicles have been deployed to Shanghai to facilitate last-mile deliveries of customer orders and protective equipment to mobile cabin hospitals, communities under lockdown, delivery stations and more.

•

In February, Global Compact Network China, the China network of UN Global Compact, named JD.com as one of the “best practice in realizing the Sustainable Development Goals (SDG) 2021” among Chinese companies and recognized the company for its contribution in the “carbon peak and carbon neutrality” category. Additionally, JD.com’s Asia No.1 Logistics Industrial Park in Xi’an was recently certified carbon neutral by China Beijing Environment Exchange and Centre Testing International Group.

JD Retail

•

In the first quarter, JD.com established partnerships with a series of high-end brands, including Kering group’s high-end jewelry brand Qeelin, French luxury brand Lanvin, German luxury fashion ecommerce platform Mytheresa, as well as high-end accessories and lifestyle brand MCM, American premium lifestyle brand Tory Burch, and French premium cookware brand Le Creuset. Meanwhile, JD.com welcomed multiple beauty brands onto the platform, such as Shu Uemura and YSL under L’Oreal group, as well as men’s skincare brand LAB SERIES and the Re-Nutriv collection under Estee Lauder group. In addition, a set of apparel brands including Abercrombie & Fitch, Champion and Ochirly also opened stores on JD.com during the quarter.

•

In March, JD.com and Midea, a world leading manufacturer of home appliances, signed a strategic cooperation agreement to provide corporate customers with more diversified commercial products and high-quality commercial engineering services. JD.com and Midea will collaborate in areas including corporate customer development, scenario-based marketing and support for customers’ digital procurement transformation.

JD Health

•

In January, JD Health jointly built an internet hospital with Hebei’s Cangzhou Central Hospital, becoming the tenth officially approved internet hospital in Hebei Province. Both parties will jointly promote the digital innovation and the integration of online and offline medical services, providing users with a full-range of services from pre-consultation to aftercares throughout the whole process of treatment to recovery.

•

In March, JD Health launched an online distribution channel for COVID-19 antigen self-test kits with partnered manufacturers approved by China’s National Medical Products Administration, and devoted to supporting China’s pandemic prevention and control measures.

JD Logistics

•

In March, JD Logistics launched two intercontinental charter cargo flights from Hong Kong to Sao Paulo, Brazil and from Zhengzhou, Henan province to Cologne, Germany. Leveraging its expanding overseas warehouse and transportation network, JD Logistics aims to provide overseas and cross-border integrated supply chain logistics services to a wider range of global brands and customers.

•

During the Spring Festival in 2022, JD Logistics was invited to become the logistics partner of Douyin E-commerce, providing the latter’s merchants and customers with non-stop logistics services for the holiday promotions. As the first company in China’s logistics industry initiating delivery services during the Spring Festival, JD Logistics provides all year round non-stop pick-up and delivery services in over 200 cities in China.

•

As of March 31, 2022, JD Logistics operated approximately 1,400 warehouses. Including space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of over 25 million square meters.

JD Industry

•

In the first quarter, JD Industry witnessed a number of industrial brands joining, such as industrial lubricants manufacturer Castrol, valves and fittings manufacturer FITOK, and wires and cables producer Goldcup Electric. It also reached cooperation with large-scale enterprise customers in China including China Communications Construction Company, South Cement Company, and many others. Through the partnerships, JD Industry continues to facilitate the digital transformation of the industrial supply chain, helping merchants and customers to build up industry standard product database, develop digital sales system, and improve digitalization of procurement and on-site material management.

Operational Metrics Update

•	As of March 31, 2022, JD.com had approximately 390,000 employees, excluding part-time and interns.

First Quarter 2022 Financial Results

Net Revenues. For the first quarter of 2022, JD.com reported net revenues of RMB239.7 billion (US$37.8 billion), representing a 18.0% increase from the same period of 2021. Net product revenues increased by 16.6%, while net service revenues increased by 26.3% for the first quarter of 2022, as compared to the same period of 2021.

Cost of Revenues. Cost of revenues increased by 18.5% to RMB206.2 billion (US$32.5 billion) for the first quarter of 2022 from RMB174.1 billion for the first quarter of 2021.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 12.2% to RMB15.5 billion (US$2.4 billion) for the first quarter of 2022 from RMB13.8 billion for the first quarter of 2021. Fulfillment expenses as a percentage of net revenues was 6.5% for the first quarter of 2022, compared to 6.8% for the same period last year.

Marketing Expenses. Marketing expenses increased by 24.4% to RMB8.7 billion (US$1.4 billion) for the first quarter of 2022 from RMB7.0 billion for the first quarter of 2021.

Research and Development Expenses. Research and development expenses was RMB4.4 billion (US$0.7 billion) for the first quarter of 2022, as compared to RMB4.5 billion for the first quarter of 2021.

General and Administrative Expenses. General and administrative expenses increased by 11.2% to RMB2.5 billion (US$0.4 billion) for the first quarter of 2022 from RMB2.2 billion for the first quarter of 2021.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the first quarter of 2022 was RMB2.4 billion (US$0.4 billion), compared to RMB1.7 billion for the same period last year. Non-GAAP income from operations increased by 32.8% to RMB4.7 billion (US$0.7 billion) for the first quarter of 2022, compared to RMB3.5 billion for the first quarter of 2021. Operating margin of JD Retail before unallocated items for the first quarter of 2022 was 3.6%, compared to 4.0% for the first quarter of 2021.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 22.8% to RMB6.1 billion (US$1.0 billion) for the first quarter of 2022, compared to RMB4.9 billion for the first quarter of 2021.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB1.1 billion (US$0.2 billion) for the first quarter of 2022, as compared to an income of RMB0.7 billion for the first quarter of 2021. The loss for the first quarter of 2022 was primarily due to share of losses from certain equity investees.

Others, net. Other non-operating loss was RMB3.9 billion (US$0.6 billion) for the first quarter of 2022, as compared to other non-operating income of RMB2.0 billion for the first quarter of 2021. The decrease was primarily due to a loss of RMB3.6 billion recognized resulting from the change of Dada Nexus Limited (“Dada”)’s share price prior to the closing of the acquisition and the fair value change of investment securities, which resulted from the fluctuation in the market prices of equity investments in publicly-traded companies.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net loss attributable to ordinary shareholders for the first quarter of 2022 was RMB3.0 billion (US$0.5 billion), compared to a net income of RMB3.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the first quarter of 2022 was RMB4.0 billion (US$0.6 billion), as compared to RMB4.0 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS for the first quarter of 2022 was RMB1.92 (US$0.30), compared to a diluted net income per ADS of RMB2.25 for the first quarter of 2021. Non-GAAP diluted net income per ADS for the first quarter of 2022 was RMB2.53 (US$0.40), compared to RMB2.47 for the first quarter of 2021.

Cash Flow and Working Capital

As of March 31, 2022, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB186.1 billion (US$29.4 billion), compared to RMB191.3 billion as of December 31, 2021. For the first quarter of 2022, free cash flow of the company was as follows:

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
	(In millions)
Net cash used in operating activities	(7,509)	(3,485)	(549)
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	1,225	(1,734)	(273)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(1,623)	(2,676)	(421)
Other capital expenditures*	(1,836)	(902)	(143)

Free cash flow	(9,743)	(8,797)	(1,386)

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB4.6 billion (US$0.7 billion) for the first quarter of 2022, consisting primarily of decrease in short-term investments, partially offset by the net cash paid for the acquisition of China Logistics Property Holdings Co., Ltd (“CNLP”) and Dada, cash paid for capital expenditures and cash paid for equity investments.

Net cash provided by financing activities was RMB12.7 billion (US$2.0 billion) for the first quarter of 2022, consisting primarily of proceeds from short-term debts and proceeds from JD Property’s non-redeemable series B preferred share financing, partially offset by the repayment of short-term debts.

From January 1, 2022 to the date of this announcement, the company has repurchased approximately 5.0 million of its ADSs for approximately RMB1.8 billion (US$0.3 billion) under its share repurchase program.

For the twelve months ended March 31, 2022, free cash flow of the company was as follows:

	For the twelve months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	36,578	46,325	7,297
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	697	(467)	(74)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,725)	(14,563)	(2,294)
Other capital expenditures	(5,396)	(4,122)	(649)

Free cash flow	28,154	27,173	4,280

Supplemental Information

The company consolidated Dada since February 28, 2022 and reported the results of Dada as a new standalone segment. The company also consolidated CNLP through JD Property since March 1, 2022 and reported the results of CNLP in the New businesses segment. As a result, the company now reports four segments, JD Retail, JD Logistics, Dada and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below sets forth the segment operating results:

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$

	(In millions)
Net revenues:
JD Retail	185,796	217,524	34,314
JD Logistics	22,411	27,351	4,315
Dada	—	688	109
New businesses	5,154	5,756	908
Inter-segment*	(10,321)	(11,664)	(1,841)

Total segment net revenues	203,040	239,655	37,805
Unallocated items**	136	—	—

Total consolidated net revenues	203,176	239,655	37,805

Operating income/(loss):
JD Retail	7,340	7,891	1,245
JD Logistics	(1,474)	(661)	(104)
Dada	—	(191)	(30)
New businesses	(2,281)	(2,386)	(377)
Including: gain on sale of development properties	83	—	—

Total segment operating income	3,585	4,653	734
Unallocated items**	(1,925)	(2,244)	(354)

Total consolidated operating income	1,660	2,409	380

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
	(In millions)
Electronics and home appliances revenues	104,006	118,368	18,672
General merchandise revenues	71,276	86,048	13,574

Net product revenues	175,282	204,416	32,246
Marketplace and marketing revenues	14,120	17,676	2,788
Logistics and other service revenues	13,774	17,563	2,771

Net service revenues	27,894	35,239	5,559

Total net revenues	203,176	239,655	37,805

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on May 17, 2022, (8:00 pm, Beijing/Hong Kong Time on May 17, 2022) to discuss financial results for the first quarter of 2022.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/3068802

CONFERENCE ID: 3068802

A telephone replay will be available from 11:00 am, Eastern Time on May 17, 2022 through 9:59 am, Eastern Time on May 24, 2022. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International:	+61-2-8199-0299

Passcode:	3068802

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	70,767	84,463	13,324
Restricted cash	5,926	5,543	874
Short-term investments	114,564	96,096	15,159
Accounts receivable, net (including JD Baitiao of RMB2.5 billion and RMB1.3 billion as of December 31, 2021 and March 31, 2022, respectively)(1)	11,900	12,729	2,008
Advance to suppliers	3,959	4,422	698
Inventories, net	75,601	68,790	10,851
Prepayments and other current assets	11,455	13,400	2,114
Amount due from related parties	5,500	3,786	597

Total current assets	299,672	289,229	45,625
Non-current assets
Property, equipment and software, net	32,944	42,255	6,666
Construction in progress	5,817	7,551	1,191
Intangible assets, net	5,837	7,807	1,231
Land use rights, net	14,328	27,392	4,321
Operating lease right-of-use assets	19,987	20,028	3,159
Goodwill	12,433	18,560	2,928
Investment in equity investees	63,222	56,902	8,976
Investment securities	19,088	15,013	2,368
Deferred tax assets	1,111	1,196	189
Other non-current assets	21,804	25,983	4,099
Amount due from related parties	264	269	42

Total non-current assets	196,835	222,956	35,170

Total assets	496,507	512,185	80,795

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	4,368	17,151	2,706
Accounts payable	140,484	125,253	19,758
Advance from customers	29,106	30,599	4,827
Deferred revenues	3,458	4,956	782
Taxes payable	2,568	1,326	209
Amount due to related parties	519	199	31
Accrued expenses and other current liabilities	34,468	32,836	5,179
Operating lease liabilities	6,665	6,686	1,055

Total current liabilities	221,636	219,006	34,547
Non-current liabilities
Deferred revenues	1,297	1,188	187
Unsecured senior notes	9,386	9,311	1,469
Deferred tax liabilities	1,897	5,104	805
Long-term borrowings	—	6,298	993
Operating lease liabilities	13,721	13,707	2,162
Other non-current liabilities	1,786	1,736	275

Total non-current liabilities	28,087	37,344	5,891

Total liabilities	249,723	256,350	40,438

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	1,212	1,216	192
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 shares authorized, 3,159 shares issued and 3,115 shares outstanding as of March 31, 2022)	208,911	206,490	32,573
Non-controlling interests	36,661	48,129	7,592

Total shareholders’ equity	245,572	254,619	40,165

Total liabilities, mezzanine equity and shareholders’ equity	496,507	512,185	80,795

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net revenues
Net product revenues	175,282	204,416	32,246
Net service revenues	27,894	35,239	5,559

Total net revenues	203,176	239,655	37,805

Cost of revenues	(174,054)	(206,209)	(32,529)
Fulfillment	(13,803)	(15,486)	(2,443)
Marketing	(6,999)	(8,705)	(1,373)
Research and development	(4,530)	(4,384)	(692)
General and administrative	(2,213)	(2,462)	(388)
Gain on sale of development properties	83	—	—

Income from operations(2)(3)	1,660	2,409	380

Other income/(expenses)
Share of results of equity investees	682	(1,081)	(170)
Interest expense	(258)	(345)	(55)
Others, net(4)	2,038	(3,898)	(615)

Income/(Loss) before tax	4,122	(2,915)	(460)
Income tax expenses	(480)	(603)	(95)

Net income/(loss)	3,642	(3,518)	(555)

Net income/(loss) attributable to non-controlling interests shareholders	22	(532)	(84)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	3	5	1

Net income/(loss) attributable to ordinary shareholders	3,617	(2,991)	(472)

Net income/(loss) per share:
Basic	1.16	(0.96)	(0.15)
Diluted	1.13	(0.96)	(0.15)
Net income/(loss) per ADS:
Basic	2.33	(1.92)	(0.30)
Diluted	2.25	(1.92)	(0.30)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(22)	(32)	(5)
Fulfillment	(171)	(227)	(36)
Marketing	(120)	(149)	(24)
Research and development	(426)	(415)	(65)
General and administrative	(959)	(1,028)	(162)
(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(52)	(73)	(12)
Marketing	(209)	(217)	(34)
Research and development	(25)	(38)	(6)
General and administrative	(77)	(64)	(10)

(4)

Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	3,968	4,032	636
Weighted average number of shares:
Basic	3,107	3,116	3,116
Diluted	3,208	3,116	3,116
Diluted (Non-GAAP)	3,208	3,188	3,188
Non-GAAP net income per share:
Basic	1.28	1.29	0.20
Diluted	1.23	1.26	0.20
Non-GAAP net income per ADS:
Basic	2.55	2.59	0.41
Diluted	2.47	2.53	0.40

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net cash used in operating activities	(7,509)	(3,485)	(549)
Net cash (used in)/provided by investing activities	(7,631)	4,562	719
Net cash (used in)/provided by financing activities	(592)	12,695	2,000
Effect of exchange rate changes on cash, cash equivalents and restricted cash	596	(459)	(73)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(15,136)	13,313	2,097
Cash, cash equivalents and restricted cash at beginning of period(5)	90,635	76,693	12,081

Cash, cash equivalents and restricted cash at end of period(5)	75,499	90,006	14,178

Net cash used in operating activities	(7,509)	(3,485)	(549)
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	1,225	(1,734)	(273)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(1,623)	(2,676)	(421)
Other capital expenditures	(1,836)	(902)	(143)

Free cash flow	(9,743)	(8,797)	(1,386)

(5)

Including cash, cash equivalents and restricted cash classified as assets held for sale of RMB115.9 million, RMB119.8 million, nil and nil as of December 31, 2020, March 31, 2021, December 31, 2021 and March 31, 2022, respectively.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	28.2	31.9	28.5	26.2	27.2
Inventory turnover days(6) – TTM	31.2	31.0	30.1	30.3	30.2
Accounts payable turnover days(7) – TTM	44.2	45.8	45.5	45.3	45.0
Accounts receivable turnover days(8) – TTM	2.6	2.7	2.8	2.9	3.2
Annual active customer accounts (in millions)	499.8	531.9	552.2	569.7	580.5

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Income from operations	1,660	2,409	380
Add: Share-based compensation	1,698	1,851	292
Add: Amortization of intangible assets resulting from assets and business acquisitions	231	258	41
(Reversal of)/Add: Effects of business cooperation arrangements	(4)	134	21
Reversal of: Gain on sale of development properties	(83)	—	—

Non-GAAP income from operations	3,502	4,652	734

Add: Depreciation and other amortization	1,438	1,414	223

Non-GAAP EBITDA	4,940	6,066	957

Total net revenues	203,176	239,655	37,805
Non-GAAP operating margin	1.7%	1.9%	1.9%

Non-GAAP EBITDA margin	2.4%	2.5%	2.5%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	3,617	(2,991)	(472)
Add: Share-based compensation	1,698	1,593	251
Add: Amortization of intangible assets resulting from assets and business acquisitions	231	198	31
(Reversal of)/Add: Reconciling items on the share of equity method investments(9)	(647)	389	61
Add: Impairment of goodwill, intangible assets, and investments	41	—	—
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(823)	1,234	195
Reversal of: Gain on sale of development properties	(83)	—	—
Add: Net (gain)/loss on disposals/deemed disposals of investments and others	—	3,549	560
(Reversal of)/Add: Effects of business cooperation arrangements and non-compete agreements	(22)	123	19
Reversal of: Tax effects on non-GAAP adjustments	(44)	(63)	(9)

Non-GAAP net income attributable to ordinary shareholders	3,968	4,032	636

Total net revenues	203,176	239,655	37,805
Non-GAAP net margin	2.0%	1.7%	1.7%

(9)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.